

July 27, 2012

Via E-mail
Stebbins B. Chandor, Jr.
Executive Vice President, Chief Financial Officer, and Assistant Secretary
NTELOS Holdings Corp.
1154 Shenandoah Village Dr.
Waynesboro, VA 22980

>   **Re: NTELOS Holdings Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **File No. 000-51798**

Dear Mr. Chandor:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and provide us with your proposed disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies and Estimates, page 48

Long-lived Asset Recovery, page 49

1. We note that network plant and equipment are depreciated over various lives from 3 to 50 years, with a weighted average life of approximately 11 years. Given the significance of your network plant and equipment, please consider expanding your disclosure to show the carrying amount of each significant category or type of network plant and equipment and the estimated useful life. Also describe the method you used to estimate the useful life and the uncertainties associated with the assumptions, or levels of judgment utilized

in the estimate. Please clarify why you believe it is appropriate to use a life of more than 20 years for some of these assets.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director